UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025
Commission File Number 001-15144

TELUS CORPORATION
(Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Incorporation by Reference

Exhibits 99.1 and 99.2 to this report on Form 6-K are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-291929) of TELUS Corporation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Executive Vice President and Chief Legal and Governance Officer

Date: December 10, 2025

Exhibit Index

Exhibit Number	Description of Document

99.1	Eleventh Supplemental Indenture, dated as of December 9, 2025 among TELUS Corporation, Computershare Trust Company, N.A. and Computershare Trust Company of Canada
99.2	Twelfth Supplemental Indenture, dated as of December 9, 2025 among TELUS Corporation, Computershare Trust Company, N.A. and Computershare Trust Company of Canada
99.3	Closing Press Release dated December 9, 2025
99.4	Fifty-Sixth Series Supplemental Indenture, dated as of December 9, 2025 between TELUS Corporation and Computershare Trust Company of Canada
99.5	Fifty-Seventh Series Supplemental Indenture, dated as of December 9, 2025 between TELUS Corporation and Computershare Trust Company of Canada

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